Exhibit 99.1

Summay of LEASE AGREEMENT(2)

LEASE AGREEMENT, made between Ho Sik Park (Landlord) and BSK & Tech Co., Ltd (Tenant).

For good consideration it is agreed between the parties as follows:

1.	Landlord hereby leases and rents to Tenant the premises described as follows:
Address : Hye Sung Bldg. 4F. Seocho-dong 1490-30, Seocho-gu, Seoul, Korea
Lease Size : 314 m2 (3380 ft2)

2.	This Lease shall be in effect for a term of 24 Months, commencing on Nov. 10th 2007 and terminating on Nov 11th 2009.

3.	Tenant shall pay Landlord the deposit of forty five million Korean Won (45,000,000 Won) and the monthly payments of Four million five hundred thousand Korean Won (4,500,000 Won) in advance.

4.	Tenant shall at its own expense provide nine hundred fifty thousand Korean Won (950,000 Won) in the monthly payment.